UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 20, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Modern Round Entertainment Corp.

File No. 000-55212 - CF#33321

Modern Round Entertainment Corp. (formerly Nuvola, Inc.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 7, 2016, as amended on May 25, 2016.

Based on representations by Modern Round Entertainment Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

    Exhibit 10.10   through January 7, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Brent J. Fields
        Secretary